Exhibit 99.1

FOR RELEASE February 14, 2018

China Biologic to Build New Collection Station in Hainan Province

BEIJING, China – February 14, 2018 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that its wholly-owned subsidiary Guizhou Taibang Biological Products Co. Ltd. ("Guizhou Taibang") received approval from the Hainan Provincial Health and Family Planning Commission on February 13, 2018 to build a new plasma collection station in Hainan Province.

The new plasma collection station will be located in Wenchang City, which covers a collection territory with a population of approximately 600,000. The Company intends to complete all the prerequisite procedures, including site selection, facility construction, staff recruitment, government inspection, and certification, and expects to commence commercial operations of the new station, before the end of 2018.

The capital expenditures for the new station in Wenchang are expected to be in the range of RMB20 million to RMB30 million, or approximately US$3.2 million to $4.7 million, based on the February 13, 2018 exchange rate. The new facility is expected to reach its designed annual collection capacity in approximately three years after obtaining a collection license.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, "We are excited to receive the approval to build a new collection facility in Hainan Province. This new approval represents an important development for Guizhou Taibang since the closure of some of our collection stations in Guizhou Province in 2011. While we continue to actively expand our collection footprint in Guizhou Province, we will also explore suitable areas to expand our collection network beyond Guizhou Province. The establishment of the new collection station in Hainan represents a significant step for China Biologic's strategy to solidify our national market leadership in the plasma-based biopharmaceutical industry in China. With the continuing expansion of our plasma collection capacity and advancement of our product pipeline, we believe that we are well positioned to meet the increasing market demands for plasma therapeutics in China in the coming years.”

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the establishment and operation of the new plasma collection station in Hainan and the management’s quotations in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, potential delay or failure to complete the construction of the new collection station and to commence plasma collection there, potential delay or failure for the new station to reach its designed collection capacity, potential inability to pass government inspection and certification process for the new collection station, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies potential change in market demand for plasma products, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com